NEWS RELEASE 06-30	August 28, 2006

FRONTEER LEADS THE WAY WITH AIRBORNE GRAVITY SURVEY IN YUKON

Fronteer Development Group Inc ("Fronteer")(FRG-TSX/AMEX) announced today that Bell GeoSpace Inc has begun an airborne gravity survey over Fronteer’s prominent land position in the Wernecke Mountains of north central Yukon.

“We are breaking new ground,” says Fronteer President and CEO Dr Mark O’Dea. “We feel strongly that this survey will allow us to see through all of the surface smoke and point us towards big deposits in the belt. This is the first time a gravity survey has ever been flown over these mountains, and it will create a whole new road map to discovery for us.”

Fronteer believes that this district has the potential to host both Olympic Dam-style copper-gold-uranium deposits and stand-alone uranium deposits. The 9,750-line kilometre Air-FTG® airborne gravity gradiometry survey is being flown at 400m line spacing and is intended to locate density contrasts, which are often associated with these types of mineral deposits.

Over the past two months, Fronteer’s twelve-person team has collected 2871 soil samples and 480 rock samples from dozens of targets. Many of the targets are showing encouraging visible uranium and copper mineralization. Assay results for all samples are pending.

Fronteer has established a prominent foothold in this emerging district, with 1,864 mineral claims covering 28 target areas and 416-square-kilometres. These properties were selected based on telltale geophysical anomalies identified in the Company’s proprietary dataset.

Fronteer is the operator of the project earning an 80% interest, with Rimfire Mineral Corporation earning 20% interest. Subsequent to C$2.0 million being spent on the properties by Fronteer, an 80-20 joint venture will be formed with Rimfire.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. Over the next 12 months, Fronteer will have the benefit of approximately US$27 million in exploration expenditure on seven projects, in three countries. Fronteer also has a 49.3% interest in Aurora Energy Resources (AXU-TSX), which has a current market capitalization of approximately US$466 million. Fronteer has US$48 million in the treasury.

Dr. Mark O'Dea, President & CEO
Dr. Rick Valenta, VP Exploration & COO
Mr. Robert Simpson, Manager Corporate Communications
(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Rick Valenta, Ph.D., P. Geo., V.P. Exploration for Fronteer Development Group Inc., is the designated Qualified Person for Fronteer on the Wernecke Projects.
Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium; the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factor that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.